ROCAP MARKETING INC.

M E M O R A N D U M

TO:

John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

FROM:

Peter Henricsson, Chief Executive Officer and Director

Rocap Marketing, Inc.

DATE:

June 25, 2013

RE:

Re: Rocap Marketing Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed February 28, 2013

File No. 333-178738

We submit the following in response to your comments by letter of March 11, 2013.  In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

Management Discussion and Analysis, page 27

Results of Operations, page 27

1.

We note in your response to comment two of our letter dated February 27, 2013 that the Company reasonably and in good faith expects to report income from continuing operations attributable to the registrant before taxes for the fiscal year ended December 31, 2012.  Please confirm to us that you expect to report income for the fiscal year ended December 31, 2012 and, if so, tell us why you do not include disclosure of the known trends or events that will have a material impact on your results of operations pursuant to Item 303(a)(3)(ii) of Regulation S-K.  In this regard, we note that you have reported net losses for all periods presented in your registration statement and it appears that your expectation to now report income in fiscal 2012 would have been caused by trends or events that require separate MD&A disclosure.

COMPANY RESPONSE:  It appears that in our response to the Commission’s letter dated February 27, 2013 we may have misunderstood the definition of “income from continuing operations attributable to the registrant before taxes,” pursuant to Rule 8-08 of Regulation S-X.  The Company reported a positive gross profit for the year ended December 31, 2011, and expects to report a positive gross profit for the year ended December 31, 2012.  This positive gross profit is the figure the Company was referring to when we indicated we expected to record income from continuing operations for the year ended December 31, 2012.  The Company reported a net loss for the year ended December 31, 2011 and expects to report a net loss for the year ended December 31, 2012.  Therefore, the Company hereby confirms that we do not expect to report an overall net income from continuing operations attributable to the registrant before taxes for the year ended December 31, 2012, and we do not expect to report an overall net income from continuing operations for the year ended December 31, 2013 either.  Because of this, there are and have been no changes to trends or significant events in this regard requiring separate MD&A disclosure.

Consolidated Financial Statements, page 37

Financial Statement Updating

2.

We note your response to comment two of our letter dated February 27, 2013. Please be advised that pursuant to Rule 8-08(b) of Regulation S-X, you were required to include audited financial statements for the year ended December 31,   2012 in your Form S-1/A6 filed on February 28, 2013. In this regard, you do not   report income from continuing operations attributable to the registrant before taxes in either fiscal 2011 or 2010 (page 40) and, therefore, you do not satisfy the requirement of Rule 8-08(b)(3) of Regulation S- X.  As such, you are required to   update your financial statements in registration statements filed after 45 days but within 90 days of the year ended December 31, 2012.

COMPANY RESPONSE:   The Company has updated its financial statements as required by the rule.

In connection with the Company’s responding to the comments set forth in the February 13, 2013 comment letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

ROCAP MARKETING INC.

/s/ Peter Henricsson

By: Peter Henricsson, President